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                           TELE-COMMUNICATIONS, INC.
                                Terrace Tower II
                                5619 DTC Parkway
                           Englewood, Colorado 80111



                                         November 6, 1997



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Tele-Communications, Inc.
          Registration Statement on Form S-3
          Number 333-19813

Ladies and Gentlemen:

          Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, please withdraw the above-referenced registration statement which was filed with the Securities and Exchange Commission on January 15, 1997 (the "Registration Statement"). Tele-Communications, Inc., a Delaware corporation (the "Company"), did not proceed and will not proceed with an offering under the Registration Statement, and the Company did not sell and will not sell any securities thereunder. Consequently, the Company hereby requests that the Registration Statement be withdrawn.

                                         Very truly yours,

                                         TELE-COMMUNICATIONS, INC.


                                         By: /s/ Stephen M. Brett
                                             -------------------------
                                             Stephen M. Brett
                                             Executive Vice President